

8x8 Announces Third Quarter Fiscal 2006 Results

Reports Revenue Increase of 186% over Prior Year Quarter; Announces Departure of Vice Chairman

SANTA CLARA, Calif., -- Jan. 25, 2006 -- 8x8, Inc. (Nasdaq: EGHT), the Packet8 broadband VoIP (Voice over Internet Protocol) and videophone communications service provider, today announced financial results for its third quarter of fiscal 2006 ended December 31, 2005.

Revenues for the third quarter of fiscal 2006 were $8.5 million, compared with $7.1 million for the second quarter of fiscal 2006 and $3.0 million for the same period of the prior year. The net loss for the quarter was $6.8 million or $0.12 per share, compared with a net loss of $5.6 million, or $0.10 per share for the second quarter of fiscal 2006 and a net loss of $5.8 million or $0.13 per share for the same period last year. Total revenues for the nine-month periods ended December 31, 2005 and 2004, were $21.6 million and $7.6 million, respectively. Net losses for the nine month periods ended December 31, 2005 and 2004, were $17.5 million, or $0.32 per share, and $12.2 million, or $0.28 per share, respectively.

As of December 31, 2005, the Company had approximately 113,000 Packet8 subscriber lines in service as compared to approximately 93,000 on September 30, 2005, a 22% increase. Revenue and subscriber growth for the quarter were driven by favorable consumer response to promotional incentives for new Packet8 residential service subscribers as well as an increase in sales of the Packet8 Virtual Office business services. Increased losses stemmed from expenses related to the network-wide provisioning of Packet 8's E911 service, the development and launch of private label versions of the Packet8 service and an increase in advertising, rebate and promotion expenditures.

At the end of the third quarter of fiscal 2006, 8x8's balance sheet, including cash and cash equivalents, short-term investments, and restricted cash, totaled $27.7 million as compared with $19.7 million on September 30, 2005 due to proceeds received from the $15 million common stock offering closed in December 2005. During the quarter, the Company spent $2.7 million on inventory purchases in anticipation of demand.

"8x8 revenues are up for the eighth consecutive quarter and we closed the quarter with strong revenue growth and a healthy increase in our subscriber base," said Bryan R. Martin, 8x8's Chairman & CEO. "We also announced the completion of our second major wholesale offering and met the FCC deadline for E911 provisioning throughout our services network. Both of these accomplishments necessitated an investment of resources which affected our operating loss for the quarter. We continue to expand our distribution channels through recently announced agreements with mobile phone distributors Brightpoint and QDI Wireless, while broadening our service offerings with the announcement of a second co-branded Uniden phone and the Packet8 Softalk™ software client which will enable subscribers to make high quality voice and video calls from personal computers and other portable devices. Our emphasis on maintaining our technological leadership and achieving profitability remain our highest corporate priorities."

In addition, the Company announced that Dr. Barry Andrews had resigned as Vice Chairman and Director to pursue other opportunities. "The Company thanks Dr. Andrews for his loyal service and many contributions to the Company," said Mr. Martin. "We wish him well in his future endeavors."

About 8x8, Inc.

8x8, Inc. offers the Packet8 (http://www.packet8.net/) VoIP (voice over internet protocol) telephone and videophone communications service, the DV 326 Broadband VideoPhone and the Packet8 Virtual Office. For additional company information, visit 8x8's web site at http://www.8x8.com/.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements relating to demand for our Packet8 service, sales channel expansion and our ability to successfully introduce and support new features and products for our Packet8 service. Investors are cautioned that these statements involve risks and uncertainties, and actual results could be materially different from those discussed in this news release. These risks include the risk that demand for our Packet8 products may be less than we anticipated, that we may not be able to introduce and support new features or products at all or that our sales channels do not expand. Further information on factors that could affect the actual results of 8x8, Inc. are included in 8x8, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which is on file with the Securities and Exchange Commission. 8x8 does not assume any obligation to revise or update any forward-looking statements contained in this press release that become untrue because of subsequent events.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

<p align="center"># # #</p>

MEDIA RELATIONS CONTACT:
Joan Citelli
JCitelli@8x8.com
(408) 316-1290

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2005	**2004**	**2005**	**2004**
License and service revenues	$ 6,769	$ 2,332	$ 17,484	$ 5,646
Product revenues	1,714	632	4,067	1,918
Total revenues	8,483	2,964	21,551	7,564
Operating expenses:				
Cost of license and service revenues	3,326	1,442	8,190	3,492
Cost of product revenues	3,357	1,073	7,999	2,862
Research and development	1,470	784	4,240	2,044
Selling, general and administrative	7,244	5,650	19,151	11,785
Total operating expenses	15,397	8,949	39,580	20,183
Loss from operations	(6,914)	(5,985)	(18,029)	(12,619)
Other income, net	125	145	536	460
Net loss	$ (6,789)	$ (5,840)	$ (17,493)	$ (12,159)
Net loss per share:				
Basic and diluted	$ (0.12)	$ (0.13)	$ (0.32)	$ (0.28)
Weighted average number of shares:				
Basic and diluted	54,836	46,718	54,181	42,862

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	December 31, 2005		March 31, 2005
ASSETS			
Current assets			
Cash and cash equivalents	$ 16,807	$	22,515
Restricted cash	250		250
Short term investments	10,663		9,035
Accounts receivable, net	619		1,144
Inventory	2,955		1,600
Other current assets	2,140		2,485
Total current assets	33,434		37,029
Property and equipment, net	2,917		1,788
Other assets	262		263
	$ 36,613	$	39,080
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 4,923	$	4,496
Accrued compensation	760		515
Accrued warranty	252		187
Deferred revenue	2,042		2,602
Other accrued liabilities	2,115		1,536
Total current liabilities	10,092		9,336
Other liabilities	76		-
Total stockholders' equity	26,445		29,744
	$ 36,613	$	39,080